UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Attend SEMICON West 2014”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Attend SEMICON West 2014

Management will be available for meetings on July 7th - July 10th

Rehovot, Israel – JUNE 24, 2014 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Eitan Oppenhaim, Chief Executive Officer, will attend SEMICON West from July 7th to July 10th in San Francisco and will conduct one-on-one meetings.

SEMICON West will be held from July 7th-11th at the Moscone Center, San Francisco. Please contact Miri Segal-Scharia at msegal@ms-ir.com to schedule a meeting.

SEMICON West is the flagship annual event for the global microelectronics industry. It is the premier event for the display of new products and technologies for microelectronics design and manufacturing, featuring technologies from across the microelectronics supply chain, from electronic design automation, to device fabrication (wafer processing), to final manufacturing (assembly, packaging, and test). More than semiconductors, SEMICON West is also a showcase for emerging markets and technologies born from the microelectronics industry, including micro-electromechanical systems (MEMS), photovoltaics (PV), flexible electronics and displays, nano-electronics, solid state lighting (LEDs), and related technologies.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand-alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com